Borland Software Corporation  512-340-2200
8303 N. Mopac Expressway, Suite A-300
Austin, TX  78759      www.borland.com

December 14, 2007
Sent via electronic transmission
Mr. Mark Konforst
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Borland Software Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 15, 2007
File No. 001-10824
Dear Mr. Konforst:
     On behalf of Borland Software Corporation (“Borland” or the “Company”), we are electronically transmitting to you this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated November 30, 2007 with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the Commission on March 15, 2007 (the “Form 10-K”).
     The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments, which, for the Staff’s convenience, have been incorporated into this response letter.
Form 10-K for the Year Ended December 31, 2006
Consolidated Statements of Operations, page F-5
1.	We note your disclosure on page F-10 which indicates that revenue from arrangements that are subject to contract accounting is allocated to license and services revenue based on the “VSOE estimated fair value of each element.” Further, we note that you appear to have bundled license arrangements which are recognized ratably over the license term. Please tell us whether this revenue is reported within product revenue, service revenue, or allocated to both using some allocation method. Also, please explain to us how each of these presentations comply with Rule 5-03(b)(1) of Regulation S-X.
     We respectfully acknowledge the Staff’s comment. As disclosed in Note 2, “Summary of Significant Accounting Policies,” to our Form 10-K, we have arrangements involving significant implementation or integration services essential to the functionality of our products for which percentage-of-completion or completed contract accounting is required under SOP 97-2. We have prefaced our Form 10-K paragraph describing these arrangements with the word “Historically” as this has not been a prevalent part of our business since prior to 2004. Absent a future change in our business, this disclosure would no longer be applicable beginning with the disclosure we will prepare for our Form 10-K for the year ending December 31, 2007.
     In these cases, for income statement presentation purposes only, we classify recognized revenue into its respective license or service elements by applying the percentage-of-completion or completed contract method used to recognize revenue in the period to the respective license and service elements based upon VSOE estimated fair value for the elements. Thus, we classified to service revenue the VSOE estimated fair value of the implementation and integration services rendered with the residual amount classified as license revenue.
     This income statement classification approach does not impact the timing or measurement of the revenue recognition for these elements. We have consistently applied this approach for revenue classification and believe it to be rational, systematic and reasonable. We believe our allocation methodology provides the most meaningful presentation and measure of the elements of revenue and best complies with Rule 5-03 of Regulation S-X.
     We have reviewed our records to determine the amount of license and other revenues recognized under the percentage-of-completion or completed contract method for the 2004, 2005 and 2006 periods. The total amounts identified through our review did not exceed 0.1% of total revenues for each of these periods, respectively.
     We have reviewed our records to determine the amount of service revenues recognized under the percentage-of-completion or completed contract method for the 2004, 2005 and 2006 periods. The total amounts identified through our review did not exceed 0.1% of total revenues for each of these periods, respectively.
     Note 2, “Summary of Significant Accounting Policies,” to our Form 10-K, also discloses that we generally recognize revenue for software licensed for a specific time period, or license term, ratably over the term of the license. This “bundled license arrangement” is recognized ratably over the term of the license if we lack VSOE for one of the undelivered elements or otherwise do not meet the requirements of SOP 97-2 for immediate revenue recognition.
     In these cases, for income statement presentation purposes only, we classify recognized revenue into its respective license or services elements based upon estimated fair value for the elements. Thus, we classified to service revenue the estimated fair value of any services rendered and the residual amounts classified as license and other revenue, as appropriate.

     We believe this approach for revenue classification is rational, systematic and reasonable. We believe our allocation methodology provides the most meaningful presentation and measure of the elements of revenue and best complies with Rule 5-03 of Regulation S-X.
     We have reviewed our records to determine the amount of license and other revenues recognized for contracts for which ratable revenue recognition was applied for the 2004, 2005 and 2006 fiscal year periods. The amounts identified through our review were 0.1%, 0.1%, and 0.1% of total revenues for these periods, respectively.
     We have reviewed our records to determine the amount of service revenues recognized for contracts for which ratable revenue recognition was applied for the 2004, 2005 and 2006 periods. The total amounts identified through our review did not exceed 0.1% of total revenues for each of these periods, respectively.
     During the course of our review, we noted a number of contracts for which ratable recognition was applied that were fully allocated to license and other revenues and were not allocated to service revenues as described above. These contracts represent 0.1%, 0.1% and less than 0.1% of total revenues for 2004, 2005 and 2006 respectively.
Item 15. Exhibits
2.	We note that there are two exhibits to this Form 10-K, 10.83 and 10.94, that contain information for which confidential treatments has been granted. Our records indicate that the period for which confidential treatment was granted expired in later 2005. Please evaluate these agreements to determine whether you continue to need confidential treatment. If so, a new application for confidential treatment will be required.
     We respectfully acknowledge the Staff’s comment. We have reviewed the agreements listed as Exhibits 10.83 and 10.94 to the Form 10-K and determined that the agreement listed as Exhibit 10.94 has expired and the agreement listed as Exhibit 10.83 is no longer a material contract which should be filed as an exhibit pursuant to Item 6.01 of Regulation S-K. Consequently and in response to your comment, we will not list either of these agreements as exhibits to our Form 10-K for the year ended December 31, 2007. In addition, we will not list the amendments, addendums and other agreements related to the either of these agreements, which are listed as Exhibits 10.84, 10.85, 10.86, 10.87, 10.88, 10.89, 10.90, 10.91, 10.92, 10.93 and 10.95 to the Form 10-K.
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     As with our public filings, our intent in this response was to be both forthright and clear; however, please do not hesitate to call me at (512) 340-2200 if you have any questions or would like any additional information regarding these matters.
Sincerely,
Borland Software Corporation
/s/ Erik E. Prusch
Erik E. Prusch
Chief Financial Officer

cc:	Christine Davis, Senior Staff Accountant, Securities and Exchange Commission
David Edgar, Staff Accountant, Securities and Exchange Commission

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